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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Vocus, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
92858J 10 8
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	92858J 10 8	Schedule 13G	Page	2	of	5

1.	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Richard Rudman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		1,721,630(1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,721,630 (1)

WITH:	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,630 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%(2)

12.	TYPE OF REPORTING PERSON

IN
(1) Includes 850,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2009.
(2) Based on 19,368,931 shares outstanding as of November 2, 2009, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP No.	92858J 10 8	Schedule 13G	Page	3	of	5

Item 1(a):	Name of Issuer.

Vocus, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

4296 Forbes Boulevard
Lanham, Maryland 20706

Item 2(a):	Name of Person Filing.

Richard Rudman

Item 2(b):	Address of Principal Business Office or, if none, Residence.

4296 Forbes Boulevard
Lanham, Maryland 20706

Item 2(c):	Citizenship.

United States

Item 2(d):	Title of Class of Securities.

Common Stock, par value $.01 per share

Item 2(e):	CUSIP Number.

92858J 10 8

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

1,721,630 (1)

(b)	Percent of Class:

8.5%(2)

(c)	Number of shares as to which the person has:

CUSIP No.	92858J 10 8	Schedule 13G	Page	4	of	5
(i)	Sole power to vote or to direct the vote:

1,721,630 (1)

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

1,721,630 (1)

(iv)	Shared power to dispose or to direct the disposition of:

-0-
(1)	Includes 850,000 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2009.

(2)	Based on 19,368,931 shares outstanding as of November 2, 2009, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

Not Applicable

CUSIP No.	92858J 10 8	Schedule 13G	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010
/s/ Richard Rudman
Richard Rudman